UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

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PacifiCorp*

(Name of Subject Company (Issuer) and Filing Person (Offeror))

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PPW Holdings LLC, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer, or other person))

6.00% Serial Preferred Stock
7.00% Serial Preferred Stock
(Title of Class of Securities)

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695114801
695114884

(CUSIP Number of Class of Securities)

Jeffery B. Erb
Secretary, PPW Holdings LLC
Vice President, Chief Corporate Counsel & Corporate Secretary of Berkshire Hathaway Energy Company
825 N.E. Multnomah Street, Suite 2000
Portland, Oregon 97232
(503) 813-5372
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person)

_______________________________

Copies to:
M. Christopher Hall
Allison C. Handy
Perkins Coie LLP
1120 N.W. Couch Street, Tenth Floor
Portland, OR 97209-4128
(503) 727-2000

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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*        PacifiCorp may be deemed to be a co-offeror with respect to the Offers.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by PPW Holdings LLC, a Delaware limited liability company (“PPW” or the “Offeror”) and an affiliate and the sole holder of the common stock of PacifiCorp, an Oregon corporation (“PAC” or the “Company”), with the Securities and Exchange Commission (“SEC”) on December 17, 2024. The Schedule TO relates to the offers by the Offeror to purchase for cash any and all of the Company’s outstanding shares of (i) 6.00% Serial Preferred Stock (the “6.00% Preferred Stock” and such offer, the “6.00% Preferred Stock Offer”), and (ii) 7.00% Serial Preferred Stock (the “7.00% Preferred Stock” and, together with the 6.00% Preferred Stock, the “Preferred Stock” and such offer, together with the 6.00% Preferred Stock Offer, the “Offers” and each, an “Offer”), at a purchase price of $155.00 per share for the 6.00% Preferred Stock and $180.00 per share for the 7.00% Preferred Stock, plus in each case Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers).

Only those items amended in the Offer to Purchase are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Offer to Purchase remains unchanged, and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

SUMMARY

On page 1, the subsection titled “Offeror” is hereby amended and restated in its entirety as follows:

Offeror

PPW Holdings LLC, a Delaware limited liability company and affiliate and the sole holder of the common stock of PacifiCorp. The Offeror’s business address is 1615 Locust Street, Des Moines, Iowa 50309-3037 and business telephone number is (503) 813-5372. Under applicable U.S. securities laws, PacifiCorp may be considered a co-offeror with respect to the Offers.

On pages 3–4, the last three sentences of the first paragraph of the subsection titled “Redemption or Cash-out of Untendered Shares” are hereby amended and restated in their entirety as follows:

If the Offeror accepts for purchase at least the Redemption Percentage, the Company plans to seek the approval of shareholders for the Redemption Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Redemption Amendment and as promptly as practicable thereafter, the Company intends to redeem the remaining outstanding shares of Preferred Stock. The Company anticipates that the per share prices paid upon redemption will be the respective per share prices of the Offers.

On page 4, the last four sentences of the second paragraph of the subsection titled “Redemption or Cash-out of Untendered Shares” are hereby amended and restated in their entirety as follows:

If the Offeror accepts for purchase the Reverse Split Percentage, the Company plans to seek the approval of shareholders for the Reverse Split Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Reverse Split Amendment and as promptly as practicable thereafter, the Company intends to conduct a reverse stock split of the shares of Preferred Stock using a ratio sufficient to result in each holder of shares of Preferred Stock, other than the Offeror, receiving cash in lieu of fractional shares of Preferred Stock. The Company anticipates that the per whole share prices paid for fractional shares will be the respective per share prices of the Offers. See Section 11.

CERTAIN SIGNIFICANT CONSIDERATIONS

On page 6, the paragraph under the heading “The Offers may be cancelled or delayed.” is hereby amended and restated in its entirety to read as follows:

The Offeror has rights, independently for each Offer, to extend the Offers. The Offeror also has the right to terminate either or both of the Offers as a result of the failure to meet the conditions precedent to the settlement of the Offers. If the Offers are extended, holders of shares of Preferred Stock participating in the Offers may have to wait longer than expected to receive their consideration for any shares of Preferred Stock tendered, during which time such holders of shares of Preferred Stock will not be able to effect transfers or sales of their shares of Preferred Stock tendered. If the Offers are terminated, holders of shares of Preferred Stock participating in the Offers will not receive any consideration for any shares of Preferred Stock tendered.

On page 6, the second and third sentences of the first paragraph under the heading “The Offeror or the Company may acquire shares of Preferred Stock other than through the Offers in the future.” are amended and restated in their entirety to read as follows:

If the Offeror accepts for purchase at least the Redemption Percentage, the Company plans to seek the approval of shareholders for the Redemption Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Redemption Amendment and as promptly as practicable thereafter, the Company intends to redeem the remaining outstanding shares of Preferred Stock.

On pages 6–7, the second and third sentences of the second paragraph under the heading “The Offeror or the Company may acquire shares of Preferred Stock other than through the Offers in the future.” are amended and restated in their entirety to read as follows:

If the Offeror accepts for purchase the Reverse Split Percentage, the Company plans to seek the approval of shareholders for the Reverse Split Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Reverse Split Amendment and as promptly as practicable thereafter, the Company intends to conduct a reverse stock split of the shares of Preferred Stock using a ratio sufficient to result in each holder of shares of Preferred Stock, other than the Offeror, receiving cash in lieu of fractional shares of Preferred Stock.

Section 2. Purpose of the Offers.

On page 9, the last four sentences of the first paragraph under the subsection titled “Redemption or Cash-out of Untendered Shares” are hereby amended and restated in their entirety as follows:

If the Offeror accepts for purchase at least the Redemption Percentage, the Company plans to seek the approval of shareholders for the Redemption Amendment as promptly as practicable following settlement of the Offers. The Offeror would hold the requisite voting power to approve the Redemption Amendment without approval of any other remaining holders of Preferred Stock. Upon approval of the Redemption Amendment and as promptly as practicable thereafter, the Company intends to redeem the remaining outstanding shares of Preferred Stock (the “Redemption”). The Company anticipates that the per share prices paid upon redemption will be the respective per share prices of the Offers.

On page 9, the second, third, fourth and fifth sentences of the second paragraph under the subsection titled “Redemption or Cash-out of Untendered Shares” are hereby amended and restated in their entirety as follows:

If the Offeror accepts for purchase the Reverse Split Percentage, the Company plans to seek the approval of shareholders for the Reverse Split Amendment as promptly as practicable following settlement of the Offers. The Offeror would hold the requisite voting power to approve the Reverse Split Amendment without approval of any other remaining holders of Preferred Stock. Upon approval of the Reverse Split Amendment and as promptly as practicable thereafter, the Company intends to conduct a reverse stock split of the shares of Preferred Stock using a ratio sufficient to result in each holder of shares of Preferred Stock, other than the Offeror, receiving cash in lieu of fractional shares of Preferred Stock (the “Reverse Stock Split”). The Company anticipates that the per whole share prices paid for fractional shares will be the respective per share prices of the Offers.

Section 11. Effects of the Offers on the Market for the Shares of Preferred Stock.

On page 16, the last two sentences of the fourth paragraph under the heading “Effects of the Offers on the Market for the Shares of Preferred Stock.” are amended and restated in their entirety as follows:

If the Offeror accepts for purchase at least the Redemption Percentage, the Company plans to seek the approval of shareholders for the Redemption Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Redemption Amendment and as promptly as practicable thereafter, the Company intends to redeem the remaining outstanding shares of Preferred Stock, including those acquired by the Offeror in the Offers.

On page 16, the last two sentences of the fifth paragraph under the heading “Effects of the Offers on the Market for the Shares of Preferred Stock.” are amended and restated in their entirety as follows:

If the Offeror accepts for purchase the Reverse Split Percentage, the Company plans to seek the approval of shareholders for the Reverse Split Amendment as promptly as practicable following settlement of the Offers, which approval would be within the control of the Offeror. Upon approval of the Reverse Split Amendment and as promptly as practicable thereafter, the Company intends to conduct a reverse stock split of the shares of Preferred Stock using a ratio sufficient to result in each holder of shares of Preferred Stock, other than the Offeror, receiving cash in lieu of fractional shares of Preferred Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PPW HOLDINGS LLC
By:	/s/ Jeffery B. Erb
Name:	Jeffery B. Erb
Title:	Secretary
PACIFICORP
By:	/s/ Nikki L. Kobliha
Name:	Nikki L. Kobliha
Title:	Senior Vice President and Chief Financial Officer

Dated: December 23, 2024

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated December 17, 2024.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)**	Summary Advertisement, dated December 17, 2024.
(a)(1)(D)**	Retail Processing Dealer Form.
(a)(1)(E)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)**	Launch Press Release, dated December 17, 2024.
(b)	Not applicable.
(d)(1)	Fourth Restated Articles of Incorporation of PacifiCorp (incorporated by reference to Exhibit 3.1 to the PacifiCorp Quarterly Report on Form 10-Q for the quarter ended September 30, 2024).
(d)(2)	Bylaws of PacifiCorp, as amended December 16, 2024 (incorporated by reference to Exhibit 3.1 to the PacifiCorp Current Report on Form 8-K filed with the SEC on December 16, 2024).
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

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**      Filed previously